Contact

www.linkedin.com/in/
meravrotemnaaman (LinkedIn)
somv.com/ (Company)

Top Skills

Start-ups
office of the CEO
Competitive Analysis

Merav Rotem Naaman

Venture Partner, State of Mind Ventures
Israel

Experience

State of Mind Ventures (SOMV)
4 years 8 months

Venture Partner
January 2026 - Present (5 months)

General Partner
October 2021 - January 2026 (4 years 4 months)
Israel

Ask-AI
Board Member
December 2021 - Present (4 years 6 months)
Tel Aviv, Israel

Knock
Board Member
November 2023 - Present (2 years 7 months)

ClarityQ
Board Member
April 2024 - Present (2 years 2 months)

Oshi
Board Member
March 2022 - Present (4 years 3 months)
Israel

Edmond de Rothschild Partnerships
Member of The Supervisory Board
2020 - Present (6 years)
Israel

Optibus
Board Observer
October 2017 - Present (8 years 8 months)

Tel Aviv - Jaffa, Tel Aviv District, Israel

Verizon Ventures
Managing Director, GM Israel and Europe
2016 - October 2021 (5 years)
Tel Aviv Area, Israel

SAM Seamless Network
Investor
April 2021 - September 2021 (6 months)

CELLWIZE (Acquired by Qualcomm)
Board Observer
December 2020 - September 2021 (10 months)
Israel

Vdoo (Acquired by JFrog)
Investor
August 2020 - September 2021 (1 year 2 months)

Wiliot
Investor
December 2019 - September 2021 (1 year 10 months)

VOOM Insurance
Board Observer
March 2019 - September 2021 (2 years 7 months)
Tel Aviv Area, Israel

Beamr
Board Observer
March 2019 - September 2021 (2 years 7 months)

PlaySight Interactive Ltd.
Board Observer
February 2019 - September 2021 (2 years 8 months)
Kfar Sava, HaMerkaz (Central) District, Israel

Eyeway Vision Ltd
Board Observer
November 2018 - September 2021 (2 years 11 months)

Tel Aviv Area, Israel

http://www.eyeway-vision.com/

Edgybees Ltd.

Board Observer

December 2017 - September 2021 (3 years 10 months)

Iguazio (a McKinsey company)

Board Observer

July 2017 - September 2021 (4 years 3 months)

Tel Aviv Area, Israel

Home365

Board Observer

December 2016 - July 2020 (3 years 8 months)

San Francisco Bay Area

8200 For Startups by EISP

Board Member

2015 - 2020 (5 years)

Tel Aviv Area, Israel

AOL

GM - Nautilus by Aol

January 2014 - June 2017 (3 years 6 months)

Tel Aviv District, Israel

Managing Director of Aol's Venture Investments arm in Israel

Better Place

5 years 1 month

Global Corporate Development and Strategy

July 2012 - April 2013 (10 months)

Israel

Global Planning and Strategy

June 2009 - June 2012 (3 years 1 month)

Global Operations

April 2008 - June 2009 (1 year 3 months)

Bain and Company

Consultant
July 2005 - April 2008 (2 years 10 months)

Cellcom Israel Ltd.
Legal-Regulatory affairs
April 1997 - June 2003 (6 years 3 months)

Education

Harvard Business School
MBA, Business Administration · (August 2003 - July 2005)

Tel Aviv University
L.LB, Law · (September 1995 - March 2000)